RX FUNDS TRUST

(formerly, the American Independence Funds Trust II)

1345 Avenue of the Americas, 2nd Floor

New York, NY 10105

(212) 488-1331

May 18, 2016

VIA ELECTRONIC DELIVERY

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE
Washington, DC 20549

RE:      The Rx Funds Trust (the “Registrant” or “Trust”)

SEC File Numbers: 811-22878; 333-190593

Mr. Grzeskiewicz:

On behalf of Rx Funds Trust, we request, pursuant to Rule 477 under the Securities Act of 1933 (the “1933 Act”), the withdrawal of Post-Effective Amendment No. 04 to the Trust’s registration statement on Form N-1A, which was filed with the U.S. Securities and Exchange Commission July 23, (accession number 0001581466-15-000099) (“PEA No. 04”).  PEA No. 04 relates to the registration of six new series of the Trust, three of which were withdrawn due to a change in business plans on August 6, 2015: Rx Traditional Equity Fund, Rx Tactical Rotation Fund, and Rx Fundamental Growth Fund.

For similar reasons, we are now withdrawing registration of the other three series that were filed as part of Post-Effective Amendment No. 04: Rx Dynamic Growth Fund, the Dynamic Total Return Fund, and Rx Non Traditional Fund.

The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the prospectus contained therein. Furthermore, there was no circulation of preliminary prospectuses in connection with the proposed transaction and the filing was not declared effective by the Commission.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives a notice from the Commission that this application will not be granted.

Please contact the undersigned at (646) 747-3490 should you have any questions regarding this filing.

Sincerely,

/s/ John J. Pileggi

John J. Pileggi

President, Rx Funds Trust